Mail Stop 4561

January 28, 2008

Robert F. Woods
Senior Vice President
   and Chief Financial Officer
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, PA 19355

> **Re:**   **IKON Office Solutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2007**
>   **File No. 001-05964**

Dear Mr. Woods:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

1.   Please clarify the key indicators of financial condition and operating performance
        that management relies upon when analyzing your financial results. In this
        respect, we note your disclosure on page 21 that the keys to stabilizing revenue
        include, among other items, a focus on increasing the number of color pages
        produced. We also note from your disclosure on page 4 that a key to your growth
        strategy is an increase in color pages. Please clarify whether management
        considers page volume as key performance indicators. If so, additional disclosure
        which quantifies and analyzes this indicator would provide an improved
        understanding of your financial results. We refer you to SEC Release 34-48960
        (the "Release"), Sections III.B.1 which notes that you "should identify and
        address those key variables and other qualitative and quantitative factors which
        are peculiar to and necessary for an understanding and evaluation of the
        individual company." Please indicate to the Staff how you considered the Release
        when identifying your key indicators.

2.   Your discussion should include disclosure of currently known trends, events and
        uncertainties that are reasonably expected to have a material impact on your
        liquidity, capital resources and/or results of operations. You should also quantify
        the expected effects of any known material trends on your future results to the
        extent possible. For example, we note that your earnings for the first quarter of
        fiscal 2008 declined largely due to lower equipment revenue and a higher tax rate.
        Tell us what consideration you gave to disclosing in MD&A any uncertainty in
        the amount and timing of large equipment sales transactions and the tax law
        change in Canada, as well as any other significant factors that contributed to the
        lower earnings, that you reasonably expected to have a material impact on
        earnings. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of the
        Release.

Results of Operations, page 22

3.   In your discussion of the results of operations, you sometimes refer to two or
        more sources as components that contributed to a material change. For example,
        your disclosure on page 24 states that the decrease in Customer Service revenue
        was "due to lower revenue per copy, primarily as a result of the continued shift
        from analog copies…the year-over-year pricing decline of digital copies, and a
        slight year-over-year reduction of total copies impacting Customer Service
        revenue." Tell us what consideration you gave to quantifying the amount of the
        changes due to each of the factors or events that you identify pursuant to Section

III.D of the Release. Your response should not focus solely on the example referred to above.

Item 8. Financial Statements and Supplementary Data, page 41

Consolidated Statements of Income, page 42

4.   Tell us how your presentation of the categories within revenue and cost of revenues complies with Rule 5-03 of Regulation S-X. In this regard, we note from your disclosure on page 24 of MD&A that customer service and supplies includes maintenance and servicing of equipment, as well as sales of paper. Provide the amounts of any product revenues for each period presented that are combined with service revenues for reporting purposes. If material, you should reflect revenues and cost of sales from products separately from services on the face of your statements of income.

Consolidated Statements of Cash Flows, page 44

5.   We note that cash flows associated with your equipment on operating lease and lease receivables are classified within cash flows from investing activities on your statements of cash flows. Please explain the basis for your classification of the following line items within investing activities rather than operating activities: expenditures for equipment on operating leases; proceeds from the sale of equipment on operating lease; proceeds from the sale of lease receivables; lease receivables – additions; and lease receivables – collections. Tell us how you considered the guidance in SFAS 95 and section II.C of the December 1, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance.

Notes to Consolidated Financial Statements, page 46

Note 1 – Significant Accounting Policies, page 46

Revenue Recognition, page 46

6.   We note from your disclosure on page 4 of the Business section, and elsewhere, that you integrate copiers, printers and multifunction product technologies and document management software to deliver tailored, high-value solutions to your customers. We also note the disclosure on page 7 that professional services include the installation, configuration and connectivity of digital network devices and document management software and solutions. We further note the disclosure on page 29 of your filing where you refer to the introduction of new models with more functionality in fiscal 2006. Tell us more about your software products and software-related offerings, including the terms of the arrangements and the amount of revenue generated from these arrangements in all periods presented.

Also tell us how you considered the guidance in EITF 03-05 and paragraph 2 of SOP 97-2 in determining the applicable authoritative literature for revenue recognition purposes. For your equipment sales, service agreements and bundled arrangements, explain how you determine whether any software is incidental and not essential to the functionality of the non-software items. To the extent material, tell us what consideration you gave to disclosing your policy for software revenues.

7.   You indicate that revenue for bundled arrangements is allocated to the equipment and service elements based on fair value, after the appropriate finance income is determined. However, we note from your previous revenue recognition disclosure in the Form 10-K for the fiscal year ended September 30, 2006 that revenue for bundled arrangements was first allocated to the service element based on fair value and the remaining revenue was allocated to equipment and finance income. Please tell us whether there was a change in the accounting method for these types of arrangements in fiscal 2007 and, if so, the impact of the change on revenue. Cite the authoritative literature relied upon in your allocation methodology.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Robert F. Woods
IKON Office Solutions, Inc.
January 28, 2008
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief